



New York Stock Exchange
11 Wall Street
New York, NY 10005

September 15, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of UBS AG, under the Exchange Act of 1934:

- ETRACS IFED Invest with the Fed TR Index ETN due September 15, 2061
- ETRACS 2x Leveraged IFED Invest with the Fed TR Index ETN due September 15, 2061
- ETRACS 2x Leveraged MSCI US ESG Focus TR ETN due September 15, 2061

Sincerely,